1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2005.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date July 5, 2005	By	/s/ Chen Guangshui
Chen Guangshui, Secretary

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the “Extraordinary General Meeting”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 8:30 am on 19th August, 2005 at Conference Room of Zong He Building, 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC:

Ordinary Resolution

To consider and approve the following resolution as an ordinary resolution of the Company:

“THAT:

(a)	(i) the Agreements and all the transactions contemplated therein, including but not limited to, the Acquisition; and (ii) in the event that any of the conditions set out in the Agreements is not satisfied on or before 30 June 2006, the return of the 95.67% equity interest of Heze Neng Hua from the Company to the Parent Company and the refund by the Parent Company to the Company of the amount paid by the Company for acquisition of the 95.67% equity interest set out in the Agreements, be and are hereby approved, confirmed and (where appropriate) ratified; and

(b)	the execution of the Agreements by the directors of the Company be and is hereby approved, confirmed and ratified and the directors of the Company (or any one of them) be and are hereby authorized on behalf of the Company to do all such acts and things, to sign and execute all such further documents and to take such steps as the directors of the Company (or any one of them) may in their absolute discretion consider necessary, appropriate, desirable or expedient to give effect to or in connection with the Agreements or any of the transactions contemplated thereunder and all other matters incidental thereto;

(c)	for the purpose of this resolution:

“Acquisition” means the acquisition of the 95.67% equity interest of Heze Neng Hua by the Company from the Parent Company;

“Agreements” means a conditional agreement dated 16 November 2005 entered into between the Company and the Parent Company, which was subsequently supplemented by a supplemental agreement dated 28 June 2005 entered into by the same parties, in relation to, among others, the acquisition of the 95.67% equity interest of Heze Neng Hua by the Company from the Parent Company (copies of the agreement and the supplemental agreement have been produced to this meeting and marked “A” and initialed by the chairman of the meeting for the purpose of identification);

“Heze Neng Hua” means (Yanmei Heze Neng Hua), a company with limited liability incorporated under the laws of the People’s Republic of China with a registered capital of RMB600 million; and

“Parent Company” means Yankuang Corporation Group Limited, a wholly State-owned enterprise and a controlling shareholder of the Company holding 54.33% of the total share capital of the Company.”

By Order of the Board
Wang Xin
Chairman

Zoucheng, Shandong, PRC, 30th June, 2005

Registered office:

298 South Fushan Road

Zoucheng

Shandong Province

PRC

Postal Code: 273500

Principal place of business in Hong Kong:

Rooms 805-808

Alexandra House

16-20 Chater House

Hong Kong

As at the date of this announcement, the directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Chen Guangshui and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

Notes:

(A)	Holders of the Company’s overseas listed foreign invested shares (in the form of H shares) whose names appear on the Company’s register of members which is maintained by Hong Kong Registrars Limited at the close of business on 20th July, 2005 are entitled to attend the Extraordinary General Meeting after completing the registration procedures for attending the Extraordinary General Meeting.

(B)	Holders of H shares, who intend to attend the Extraordinary General Meeting, must deliver the completed reply slips for attending the Extraordinary General Meeting to the Office of the Secretary of the Board no later than 29th July, 2005. In addition to the foregoing:

(1)	such holders of H shares shall deliver copies of instruments of transfer, share certificates and their own identity cards to the Office of the Secretary of the Board; and

(2)	in case such holders are represented by proxies, they shall also deliver the instrument appointing the proxies and copies of the documents of identity of the proxies to the Office of the Secretary of the Board.

Shareholders can deliver the necessary documents for registration by the Company in person, by post or by facsimile. Upon receipt of such documents, the Company will complete the registration procedures for attending the Extraordinary General Meeting and despatch copies of Extraordinary General Meeting admission cards to shareholders by post or by facsimile. When attending the Extraordinary General Meeting, Shareholders or their proxies may exchange copies or facsimile copies of the Extraordinary General Meeting admission cards for the original Extraordinary General Meeting admission cards.

Further details of the requirements of the instrument appointing the proxies are set out in note (D) below.

(C)	Details of the Office of the Secretary of the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

(D)	Each holder of H shares who has the right to attend and vote at the Extraordinary General Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Extraordinary General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing, or if the appointor is a legal entity, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified. For holders of H shares, the power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited no less than 24 hours before the time appointed for the holding of the Extraordinary General Meeting or any adjournment thereof in order for such documents to be valid.

(E)	The H share register will be closed from 21st July, 2005 to 19th August, 2005, during which time no transfer of H shares will be registered. Holders of H shares who wish to attend and vote at the Extraordinary General Meeting be qualified for entitlement to the final dividends and the bonus H shares must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Hong Kong Registrars Limited no later than 4:00 p.m. on 20th July, 2005.

Hong Kong Registrars Limited’s address is as follows:

Rooms 1901-1905

19th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

(F)	Shareholders attending the Extraordinary General Meeting are responsible for their own transportation and accommodation expenses.

About the Company

Our contact information of this release is:

•	Business address: 40 Fushan Road, zoucheng, Shandong Province, PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Chen Guangshui, Secretary; (86) 537 538 3310